Mail Stop 6010

September 20, 2006

Simon Shi
Chief Executive Officer
Sun Motor International Inc.
Block B, G/F., Prince Industrial Building
106 King Fuk Street, San Po Kong,
Kowloon, Hong Kong SAR, PRC

   Re: Sun Motor International Inc.
     Form 10-K for the fiscal year ended March 31, 2006
      Filed July 13, 2006
     File No. 0-07919

Dear Mr. Shi:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant